







William Field Sennett
Verified

Invest in Security Token Market RegCF Offering Web3 Pro

View Security Token Market dashboard

You already invested on STM. If you want to fund again please. **Contact us for a new investment →**

REGCF - RAISE TYPE | $100 - MINIMUM INVESTMENT | SAFE - INVESTMENT TYPE | USDC-AVAX - CURRENCY

Holdings

Primary offerings

Trading

Wallets

WE ARE BUILDING WALL
STREET WITHOUT WALLS
STM

General Investment Information

Investment opportunity to own a piece of a leading global oracle for all security token financial data and research.

How Are You Funding



WEB3 PRO

Invest directly from your crypto wallet using USDC (AVAX) and instantly receive your tokens in your wallet via Avalanche!*

- USDC on AVAX will be transferred as part of a SAFE agreement in a blockchain transaction
- A small amount of AVAX will be required to fund the transaction
- A simple way to get USDC in your AVAX wallet is to use the 'Swap' feature to exchange AVAX for USDC. See the video below for an example. Make sure to swap for USDC and not USDC.E or another stablecoin.



AVAX - USDC Swap Example
Watch later
Share
Swap
Swap from
Swap to
Advanced Options
Review Swap

Investment

USDC	100

This is an estimate of the units you will receive subject to funds arriving during the current investment phase and the exchange rate applied to the funds.

Minimum amount USDC100.00

Invest USDC 100

Documents

Pitch Deck	Download
Form C	Download
SAFE Agreement	Download
Form CRS	Download
STM 2021 Audited Financial Stateme...	Download
STM 2020 Audited Financial Stateme...	Download



Trying to invest with USD? Click the button below

Invest With USD

** the final safe token is not issued until the investment closes.*

We Are Security Token Market

Check out our video!



Security Token Market - Building Wall Street ...
Watch later
Share
Wall Street
Without Walls
A Global Source of Data & News
on Tokenized Assets
Watch on YouTube

Offering Details

Each token will be valued at $5 USD with a minimum $100 investment. STM tokens represent ownership in a Crowd SAFE Note.

Welcome to STM



Introduction to Security Token Market 🌴 Th...
Watch later
Share
STM
CROWDFUND
EXPLAINER
SERIES | PART 1
Watch on YouTube

Further Investment Information

By establishing itself as a unique presence from the beginning, STM is positioned as a trusted voice in the security token industry. STM is a leading global source of data and news on tokenized assets, tracking over 200 tokenized securities from 10 different live marketplaces worldwide via API-integration.

Security Token Market aims to supply investors with a state-of-the-art terminal, containing centrally-located research, trading tools, and news. We hope to provide transparency and access to previously-illiquid assets and exposure to global capital markets. In addition to its tech platform, Security Token Market's media presence is growing considerably, utilizing a micro influencer distribution strategy to broadcast high quality industry content to all demographics of varying levels of industry expertise.

The industry has already surpassed a $10B market cap in its secondary market, with an estimated $50B in the primary market pipeline. With tokenization affecting most (if not all) assets around the world, it's projected to reach over $4 Trillion by 2030, and Security Token Market is at the forefront of it all.

Check Us Out



Security Tokens
+112.53 %
-234.98
75.073
65.167
-57.77 %

Visit the STM Website

See prices and data for all security tokens across multiple marketplaces.

Visit Now



what's drippin'
SPiCE

What's Drippin' Newsletter

Every Monday morning, readers can expect to laugh, learn, and stay informed about all things security tokens from Jonah Schulman's newsletter.

Subscribe Now



STM
Security
Token
Market

Our YouTube Channel

Find the Security Token Show, industry interviews, and more on our YouTube channel! Scroll down for our other media properties as well.

Subscribe Now



A LEADING GLOBAL SOURCE
OF DATA AND NEWS ON
TOKENIZED ASSETS

Inside the Deal: The Pitch from Kyle Sonlin

Inside the Deal - Security Token Market
Watch later
Share
SECURITIZE Presents
INSIDE THE DEAL
With
STM
Security
Token
Market
Watch on YouTube

Why Security Token Market

Team

Presence

Security Token Market has built technical infrastructure and hired an experienced team to drive the industry forward by setting the ideological standards demanded by traditional financial markets. The STM team consists of talented individuals whose backgrounds make each of them a value-add.

Dedication to consistency in quality and diligent research has resulted in over 250k unique users on STOmarket.com from 217 countries and territories, providing access to over 200 tokenized securities from markets around the world. STM's reach is further emphasized through its millions of social media impressions each year.

Content

STM has also produced 1000s of hours of audio/video content via the Security Token Show and other media properties, building a listener base of over 35k lifetime listeners and 2,700+ weekly What's Drippin' Newsletter subscribers. The passion-driven content strategy has expanded to 5 additional segments, complemented by monthly research, reports, and guest articles.

Thought Leadership

In addition, STM's analyst team releases trading analyses, market snapshots, and case studies that educate both the public and industry leaders on the available investment opportunities and market health. Security Token Market's value proposition consists of both data aggregation and its team's ability to interpret it.

Data

Security Token Market provides price transparency and data integrity via API integration with marketplaces around the world. We share this to a global audience of security token investors, enthusiasts, and interested parties, so everyone can feel confident in their research and investment decisions. We track over 500 primary and secondary market deals from varied asset classes around the globe.

Social Media

Security Token Market is also an industry influencer via its various social media channels. The STM Twitter and LinkedIn channels (@stomarket) are trusted sources in the security token industry. This commitment to public branding results in hundreds of thousands of recurring impressions per month, and over 5 million total in the past 12 months, across its published content, thought leadership, collaborative efforts, memes, and more.

Business Model

Products and Services

Media
- Website advertisements
- Sponsored YouTube shows and newsletters
- Industry production services

Data
- Analyst reports and calls
- Data & analytics tools

Competitive Advantage

Most Complete Data Set
- We track **200+ security tokens** across 10 exchanges internationally

Market Leader for Data and News Coverage
- We are **a leading source** for information in the security token industry

Track Record
- STM has been a leading firm in the industry for over 5 years — our founders are **well respected and have deep industry connections**

International Audience
- 75% of our audience is **international**

▢ STM Media





Watch on ▶ YouTube

SERIES | PART 2

📄 **Our Media Properties**



Security Token Show

STS

The Security Token Show

Covers industry news and token offerings worldwide.
On the show: Kyle Sonlin, Herwig Konings, John Pittman, Megan Nyvold, Yves Vancol, Sam Sachs

[Watch Now]



Spilling the NFTea

Fully women-produced show that shares the basics of crypto with special guests.
On the show: Jessica Burns, Megan Nyvold, Kayla Bramlett, Delaney Harmonay

[Watch Now]



Open Tab

"The Token Advisor" is also a bartender! He interviews local entrepreneurs, featuring a special drink per episode.
On the show: John Pittman

[Watch Now]



Crypto con Leche

A full Spanish-speaking show focused on spreading knowledge on crypto and security token benefits.
On the show: Jason Barraza and Luis Noguera

[Watch Now]



Megan Meets Miami

A fun game-show featuring Megan asking the Miami crowd about crypto. Want to be on it? Find us in the Miami streets!
On the show: Megan Nyvold

[Coming Soon]



The Token Truth

Michael Hall and Megan Nyvold tackle the tough crypto conversations no one is willing to have, including a new song each episode to remind you what you've learned.
On the show: Megan Nyvold and



Tokenize This

Peter Gaffney writes about a different tokenization use case every Wednesday with an emphasis on the benefits for both the issuers and investors.

On the Show: Megan Nyvold and Nick Steffen



Coming Soon

Read Now



What's Drippin'

Every Monday Morning, readers can expect to laugh, learn, and stay informed about all things security tokens from **Jonah Schulman's** newsletter.

Subscribe Now

Token Tuesday

Sam Sachs dives deep and writes a captivating piece analyzing a surprise security token company every Tuesday.

Watch Now

We Take Pride in Our Numbers

200+	250K+	8M+	200+	4K+
Tokens Tracked	Unique Total Users	Social Media Impressions	Countries/Territories	Hours Watched

▷ STM Data



  

In addition to the above reports, the data team plans on releasing curated trading tools, advanced analytics, and research reports designed for professional traders.

What's Coming



WHAT'S COMING?
SECURITY TOKEN MARKET CROWDFUND BEGINS
Q3 2022
Q3 2022
PLATFORM UPGRADES
BETA LAUNCH OF STM ALPHA: TRADING & ANALYSIS PLATFORM
Q2 2023
Q3 2023
PUBLIC LAUNCH OF STM ALPHA
STM FIRST ANNUAL CONFERENCE LIVE IN MIAMI, FL
Q4 2023





Leadership

Kyle Sonlin

CEO, Founder

Expertise in blockchain market infrastructure
Cited in Forbes, Yahoo Finance, CoinTelegraph, and other leading industry publications

Herwig Konings

Founder, Head of Studio

CEO of Security Token Group
Pioneered one of the first STOs
Founder of InvestReady
Miami Technology Leader of the Year winner in 2015

A Word from the CEOs



STM
Origin Story of Security Token Market 🌴 Th...
Watch later
Share
STM
CROWDFUND
EXPLAINER
SERIES | PART 4
Watch on YouTube

Discussion Starter



STM Crowdfund

Hello STM CF Channel!

t.me/stmcf/3 55 Jul 6 at 08:56

Telegram Discussion

Comments on this post

Be the first to add a comment



W Write a comment...





Risks and Disclosures

Private market investments are speculative and considered risky, including potential loss of your investment, and may not be appropriate for every shareholder. Private

investments are generally an illiquid asset class; shareholders cannot sell their funds when they want to without potentially facing high losses. Any discussion of liquidity is purely speculative. Past performance is not indicative of future results.

Crowdfunded securities are generally offered by early stage companies and investors should be prepared to lose some or all of their investment. Investors should read all of the risks and disclosures prior to making any investment decisions.

Before registering at the Securitize Markets Platform and making an investment decision, Securitize Markets strongly recommends that all investors review the risks of investing in crowdfunded securities offerings and decide whether this investment suits them. No SEC evaluation is involved in Regulation Crowdfunding offerings. Your investment decision should be based totally on your own due diligence and assessment. Prospective investors acknowledge and agree they could lose some or all of their investment when determining a suitable investment for funding on Securitize Markets Platform and given the risks related to such decisions, which consist of losing their investment. Investors need to be able to afford to lose the entire amount they funded. Potential investors agree and acknowledge that they are responsible for conducting their research, accounting, and due diligence on the offerings posted on the Securitize Markets Platform. Neither Securitize Markets nor any of its officials, directors, personnel, marketers, associates, or representatives makes any assurance, specific or implied, of any type in any way related to the adequacy, accuracy, or completeness of any data on the Securitize Markets Platform or the usage of facts therein. Investors should conduct and may rely only upon any research, accounting, or due diligence review they determine to be appropriate. Investments aren't FDIC insured, can also lose cost, and aren't assured. As an investor, you are strongly advised to consult legal, tax, investment, accounting, or other professionals before investing, and to carefully review all of the specific risk disclosures provided as part of any offering materials and post any questions in the Issuer's comment section of their campaign page before making any investment decisions. Investments in companies on Securitize Market's platform involve a high degree of risk, regardless of any assurance company management provides. Every prospective investor should be aware of the risks involved.

Important Links: (All investors should visit the links below prior to investing)

- Education (Website)
- Education (Support Center)
- Form C Link
- Edgar Link
- Reg CF Risks and Disclosures

